UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TEFRON LTD.

(Name of Issuer)

ORDINARY SHARES, NIS 10.00 PAR VALUE PER SHARE

(Title of Class of Securities)

M87482101

(CUSIP Number)

Martin Lieberman
55 Louvain Street West, Suite 200

Montreal, Quebec H2N 1A4
(514) 381-7687

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 30, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ ..

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. M87482101	Page 2

1	name of reporting person i.r.s. identification no. of above person (entities only) Martin Lieberman
2	check the appropriate box if a member of a group (A) [ ] (B) [ ]
3	SEC USE ONLY
4	source of funds PF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power 0 shares
	8	shared voting power 2,945,791 shares1
	9	sole dispositive power 0 shares
	10	shared dispositive power 1,577,619 shares2
11	aggregate amount beneficially owned by each reporting person 2,945,791 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	percent of class represented by amount in row (11) 45.03%
14	type of reporting person IN

1 Consists of (i) the Litef Shares (as defined in Item 3 below), which are beneficially owned by Martin Lieberman and Ben Lieberman, (ii) the Nouvelle Shares (as defined in Item 3 below), which are beneficially owned by Willy Lieberman and Aron Lieberman, and (iii) the Shamir Shares (as defined in Item 4 below), which are beneficially owned by Mivtach Shamir (as defined in Item 4 below). Martin Lieberman may be deemed to have shared voting power over the Nouvelle Shares and the Shamir Shares as a result of the Shareholders’ Agreement (as defined in Item 4 below). Except to the extent Martin Lieberman may be deemed to have beneficial ownership over the Nouvelle Shares and the Shamir Shares as a result of such Shareholders’ Agreement, pursuant to Rule 13D-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Martin Lieberman that he is the beneficial owner of the Nouvelle Shares or the Shamir Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

2 Consists of the Litef Shares, which are beneficially owned by Martin Lieberman and Ben Lieberman.

CUSIP NO. M87482101	Page 3

1	name of reporting person i.r.s. identification no. of above person (entities only) Ben Lieberman
2	check the appropriate box if a member of a group (A) [ ] (B) [ ]
3	SEC USE ONLY
4	source of funds PF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power 0 shares
	8	shared voting power 2,945,791 shares3
	9	sole dispositive power 0 shares
	10	shared dispositive power 1,577,619 shares4
11	aggregate amount beneficially owned by each reporting person 2,945,791 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	percent of class represented by amount in row (11) 45.03%
14	type of reporting person IN

3 Consists of (i) the Litef Shares (as defined in Item 3 below), which are beneficially owned by Martin Lieberman and Ben Lieberman, (ii) the Nouvelle Shares (as defined in Item 3 below), which are beneficially owned by Willy Lieberman and Aron Lieberman, and (iii) the Shamir Shares (as defined in Item 4 below), which are beneficially owned by Mivtach Shamir (as defined in Item 4 below). Ben Lieberman may be deemed to have shared voting power over the Nouvelle Shares and the Shamir Shares as a result of the Shareholders’ Agreement (as defined in Item 4 below). Except to the extent Ben Lieberman may be deemed to have beneficial ownership over the Nouvelle Shares and the Shamir Shares as a result of such Shareholders’ Agreement, pursuant to Rule 13D-4 under the Exchange Act, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Ben Lieberman that he is the beneficial owner of the Nouvelle Shares or the Shamir Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

4 Consists of the Litef Shares, which are beneficially owned by Martin Lieberman and Ben Lieberman.

CUSIP NO. M87482101	Page 4

1	name of reporting person i.r.s. identification no. of above person (entities only) Litef Holdings Inc.
2	check the appropriate box if a member of a group (A) [ ] (B) [ ]
3	SEC USE ONLY
4	source of funds AF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power 0 shares
	8	shared voting power 2,945,791 shares5
	9	sole dispositive power 1,577,619 shares6
	10	shared dispositive power 0 shares
11	aggregate amount beneficially owned by each reporting person 2,945,791 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	percent of class represented by amount in row (11) 45.03%
14	type of reporting person CO

5 Consists of (i) the Litef Shares (as defined in Item 3 below), which are beneficially owned by Martin Lieberman and Ben Lieberman, (ii) the Nouvelle Shares (as defined in Item 3 below), which are beneficially owned by Willy Lieberman and Aron Lieberman, and (iii) the Shamir Shares (as defined in Item 4 below), which are beneficially owned by Mivtach Shamir (as defined in Item 4 below). Litef (as defined in Item 2) may be deemed to have shared voting power over the Nouvelle Shares and the Shamir Shares as a result of the Shareholders’ Agreement (as defined in Item 4 below). Except to the extent Litef may be deemed to have beneficial ownership over the Nouvelle Shares and Shamir Shares as a result of such Shareholders’ Agreement, pursuant to Rule 13D-4 under the Exchange Act, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Litef that it is the beneficial owner of the Nouvelle Shares or the Shamir Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

6 Consists of the Litef Shares, which are beneficially owned by Martin Lieberman and Ben Lieberman.

CUSIP NO. M87482101	Page 5

1	name of reporting person i.r.s. identification no. of above person (entities only) Intimes Nouvelle Seamless Inc.
2	check the appropriate box if a member of a group (A) [ ] (B) [ ]
3	SEC USE ONLY
4	source of funds OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power 0 shares
	8	shared voting power 2,945,791 shares7
	9	sole dispositive power 600,000 shares8
	10	shared dispositive power 0 shares
11	aggregate amount beneficially owned by each reporting person 2,945,791 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	percent of class represented by amount in row (11) 45.03%
14	type of reporting person CO

 7 Consists of (i) the Litef Shares (as defined in Item 3 below), which are beneficially owned by Martin Lieberman and Ben Lieberman, (ii) the Nouvelle Shares (as defined in Item 3 below), which are beneficially owned by Willy Lieberman and Aron Lieberman, and (iii) the Shamir Shares (as defined in Item 4 below), which are beneficially owned by Mivtach Shamir (as defined in Item 4 below). Nouvelle (as defined in Item 2) may be deemed to have shared voting power over the Litef Shares and the Shamir Shares as a result of the Shareholders’ Agreement (as defined in Item 4 below). Except to the extent Nouvelle may be deemed to have beneficial ownership over the Litef Shares and Shamir Shares as a result of such Shareholders’ Agreement, pursuant to Rule 13D-4 under the Exchange Act, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Litef that it is the beneficial owner of the Nouvelle Shares or the Shamir Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

8 Consists of the Nouvelle Shares, which are beneficially owned by Willy Lieberman and Aron Lieberman.

CUSIP NO. M87482101	Page 6

ITEM 1.      SECURITY AND ISSUER.

This statement relates to ordinary shares, NIS 10.00 par value per share (“Ordinary Shares”), of Tefron Ltd, an Israeli corporation (the “Issuer”). The principal executive offices of the Issuer are located at Industrial Center Teradyon, P.O. Box 1365, Misgav 20179, Israel.

ITEM 2.      IDENTITY AND BACKGROUND.

This Schedule 13D Statement is hereby filed jointly by Martin Lieberman, Ben Lieberman, Litef Holdings Inc., a Canadian corporation f/k/a 734148 Canada Inc. (“Litef”), and Intimes Nouvelle Seamless Inc., a Canadian corporation (“Nouvelle”) (collectively, the “Reporting Persons”).

Martin Lieberman is a citizen of Canada, with an address of 50 Harrow Road, Hampstead, Quebec H3X 3W8Canada. Mr. Lieberman’s principal occupation is a business executive in the apparel industry.

Ben Lieberman is a citizen of Canada with an address of 55 Louvain Street West, Suite 200, Montreal, Quebec H2N 1A4

Canada. Mr. Lieberman’s principal occupation is a business executive in the apparel industry.

Litef is a Canadian corporation with an address of 1250 Rene Levesque Blvd West, Suite 1400, Montreal, Quebec H3B 5E9 Canada. The principal business of Litef is to hold Ordinary Shares of the Issuer issued pursuant to the transactions described in Item 3 below. Martin Lieberman and Ben Lieberman share voting and investment control over the Ordinary Shares held by Litef pursuant to unwritten agreements with Litef’s other voting shareholders.

Nouvelle is a Canadian corporation with an address of 9500 Meilleur Street, Suite 400, Montreal, Quebec H2N 2B7 Canada. Prior to entering into the APA (as defined in Item 3 below), Nouvelle’s principal business is the manufacturing of seamless apparel. Half of the voting shares of Nouvelle are owned by Yyad Holdings Inc., a company controlled by Willy Lieberman, a Canadian citizen. The other half of the voting shares of Nouvelle are owned by Manufacture De Bas Culottes Lamour Inc., a company controlled by Aron Lieberman, a Canadian citizen. Willy Lieberman and Aron Lieberman share voting and investment control over the Ordinary Shares held by Nouvelle.

During the last five years, each of the Reporting Persons (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On November 16, 2010, Nouvelle entered into a certain Asset Purchase Agreement (the “APA”) with the Issuer, pursuant to which (i) the Issuer purchased certain assets from Nouvelle in exchange for the issuance of 600,000 Ordinary Shares (the “Nouvelle Shares”) to Nouvelle, and (ii) the Issuer agreed to issue warrants to purchase 225,000 Ordinary Shares to each of Martin Lieberman and Ben Lieberman or their designees (the “Lieberman Warrants”). The Lieberman Warrants are not exercisable within 60 days and are thus not considered beneficially owned by the Reporting Persons for purposes of this Schedule 13D.

On November 16, 2010, Litef (f/k/a 734148 Canada Inc.) entered into a certain Share Purchase Agreement with the Issuer, as amended on November 23, 2010 (the “SPA”). Pursuant to the SPA, Litef purchased 1,577,619 Ordinary Shares (the “Litef Shares”) from the Issuer for an aggregate purchase price of $3,313,000. Litef is a holding company formed for the purpose of acquiring the Litef Shares, and the funds used to pay the purchase price were raised by Litef’s investors.

The transactions contemplated by the APA and the SPA closed on December 30, 2010.

This Item 3 (and the other Items of this statement) does not provide a complete description of either the APA or the SPA and each such description is qualified in its entirety by reference to each of the agreements, which are attached hereto as Exhibit A and Exhibit B, respectively.

ITEM 4.     PURPOSE OF TRANSACTION.

The information set forth in Item 3 is incorporated herein by reference.

On December 30, 2010, the Issuer issued the Lieberman Warrants, pursuant to which each of Marin Lieberman and Ben Lieberman have a warrant to purchase 225,000 Ordinary Shares at an exercise price of $3.00 per share. One third of the Lieberman Warrants become exercisable depending on the revenues and EBITDA of the Issuer in each of 2011, 2012 and 2013. The revenue targets for those years are $130 million, $150 million and $180 million, respectively, and the EBITDA target is 8% of such revenues. A portion of the Lieberman Warrants may be exercisable if the EBITDA is at least 5% of revenues in each of those years, and revenues are at least $115 million in 2011, $135

CUSIP NO. M87482101	Page 7

million in 2012 and $165 million in 2013. The Lieberman Warrants contain customary anti-dilution provisions and expire on the third anniversary of the publication by the Issuer of its financial statements for the period ending December 31, 2013.

Contemporaneously with and as a condition precedent to the closing of the transactions contemplated by the APA and the SPA, on December 29, 2010, Martin Lieberman, Ben Lieberman, Litef, Nouvelle and Mivtach Shamir Holdings Ltd., a company organized under the laws of Israel (“Mivtach Shamir”), entered into a certain Shareholders’ Agreement (the “Shareholders’ Agreement”). The following shares are subject to the terms and conditions of the Shareholders’ Agreement: (i) the Litef Shares, (ii) the Nouvelle Shares, (iii) 768,172 Ordinary Shares owned by Mivtach Shamir (the “Shamir Shares”), and (iv) the shares issuable upon exercise of the Lieberman Warrants.

Pursuant to the terms the Shareholders’ Agreement, the parties agreed as follows:

•         Board Representation. The parties will cause the Issuer’s board of directors to consist of nine directors. Up to three of the Issuer’s directors will be nominated by the “Lieberman Group” consisting of Martin Lieberman, Ben Lieberman, Litef and Nouvelle. Up to two of Issuer’s directors shall be nominated by Mivtach Shamir. The parties to the Shareholders’ Agreement shall vote their Ordinary Shares in favor of the directors nominated by the Lieberman Group and Mivtach Shamir. The remaining directors shall initially be Arnon Tiberg and Zvi Limon. Ishay Davidi and Shirith Kasher shall be removed from the Board of Directors if they have not previously resigned. Additionally, if at any time Arnon Tiberg ceases to serve as Chairman of the Board of the Issuer for any reason, the parties to the Shareholders’ Agreement will use the rights resulting from their Ordinary Shares to effectuate that one of the directors nominated by the Lieberman Group shall be elected as Chairman of the Board.

•         Other Voting. Prior to any shareholders meeting, a representative of the Lieberman Group (the “Lieberman Representative”) and a representative of Mivtach Shamir (the “Shamir Representative”) (as such representatives are determined according to the Shareholders’ Agreement) shall meet to decide how both groups will vote their shares at the meeting. If the two groups are unable to agree on how to collectively vote their shares, the groups agree that they shall vote against all proposals at the shareholder meeting.

•         Right of First Refusal. Prior to April 15, 2012, no party shall sell their shares without the prior written consent of the other parties. After April 15, 2012, should a thirty party make a bona find offer to purchase shares held by a party to the Shareholders’ Agreement, such party shall first give notice to the other parties to the Shareholders’ Agreement and provide such parties the option to purchase the same shares upon the same terms and conditions.

•         Tag-Along Rights. Should a party be offered a right of first refusal and reject such right, such party alternatively has the right to sell a pro-rata amount of its shares to the third party making the original offer to purchase, thus reducing the amount of shares to be sold by the party originally offered.

•         Transfer Restriction Exceptions. The parties agree that the rights of first refusal and the tag-along rights described above will not apply to certain transfers made to family members, affiliates, and other parties subject to the Shareholders’ Agreement or as pledged to reputable financial institutions under certain conditions.

•         Stock Exchange and OTC Transactions. Notwithstanding the rights of first refusal and the tag-along rights described above, each party shall be entitled, after April 15, 2012, to sell up to three percent (3%) of the outstanding Ordinary Shares on a fully diluted basis on any stock exchange or over-the-counter quotation system Ordinary Shares are traded (a “Market Transaction”). Further, should any party purchase shares in a Market Transaction, it shall notify the other parties to the Shareholders’ Agreement and allow them to purchase from such purchasing party their pro-rata amount of the shares purchased at the average purchase price as such shares were purchased in the Market Transaction.

•         Dividends. Subject to applicable law, the parties agree to use all rights resulting from their ownership of Ordinary Shares to cause the Issuer to adopt a dividend policy whereby the Issuer will distribute fifty percent (50%) of its annual after-tax income to its shareholders.

•         Term. The Shareholders Agreement shall remain in effect until the occurrence of one of the following events: (i) it is terminated by an instrument in writing signed by both the Lieberman Representative and the Shamir Representative, (ii) it is terminated by the Lieberman Representative or the Shamir Representative (a) if at such time its respective group owns at least nine percent (9%) of the issued and outstanding Ordinary Shares on a fully diluted basis, if the other group is owns less than nine percent (9%) of the issued and outstanding Ordinary Shares on a fully diluted basis or (b) both parties own less than nine percent (9%) of the issued and outstanding Ordinary Shares on a fully diluted basis, or (iii) in the event that the parties own less than 45% of the Issuer (as calculated according to the Israeli Companies Law) and the exercise of vested warrants by Martin and/or Ben Lieberman would require a tender offer under applicable Israeli law, the Shareholders’ Agreement is terminated by the Lieberman Group immediately prior to such exercise of warrants.

CUSIP NO. M87482101	Page 8

This Item 4 (and the other Items of this statement) does not provide a complete description of the Lieberman Warrants or the Shareholders’ Agreement and such descriptions are qualified in their entirety by reference to each of the Lieberman Warrants and Shareholders’ Agreement, copies of which are attached hereto as Exhibit C and Exhibit D, respectively.

Except as set forth in this Item 4, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any individuals listed in response to Item 2 of Schedule 13D, has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to actively review and evaluate their investment in the Issuer. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s board of directors, other investment opportunities available to the Reporting Persons, price levels of the Ordinary Shares, and conditions in the securities and financing markets and the economy in general, the Reporting Persons may in the future acquire additional securities of the Issuer or dispose of some or all of the securities of the Issuer beneficially owned by them, or take any other actions with respect to their investment in the Issuer permitted by law, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D (all such actions, “Possible Actions”).

As a result of the Reporting Persons’ ongoing review and evaluation of the Issuer’s business, they and their representatives may communicate and engage in discussions with management, the board of directors and/or other shareholders of the Issuer with respect to operational, strategic, financial or governance matters. Additionally, the Reporting Persons’ may have discussions about potential strategic alternatives and Possible Actions, the Reporting Persons may retain advisors to assist them in such evaluation, and the Reporting Persons and their representatives may take actions (including Possible Actions) that they believe in their judgment will enhance Issuer’s stockholder value.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

The information contained on the cover pages to this Schedule 13D (including, without limitation, the footnotes thereto) and the information set forth in or incorporated in Item 2, Item 3 and Item 4 is incorporated herein by reference.

(a - b) As of January 10, 2011, the Issuer had 6,541,736 Ordinary Shares issued and outstanding. Pursuant to Rule 13d-3(a), after the consummation of the transactions described in Item 3 and Item 4 of this Schedule 13D, the Reporting Persons may be deemed to beneficially own 2,945,791 Ordinary Shares, which collectively represents 45.03% of the issued and outstanding Ordinary Shares.

Willy Lieberman and Aron Lieberman share voting and investment control over the Nouvelle Shares. Willy Lieberman is a citizen of Canada, with an address of c/o Intimes Nouvelle Seamless Inc., 9500 Meilleur Street, Suite 400, Montreal, Quebec H2N 2B7 Canada. Willy Lieberman’s principal occupation is a business executive in the apparel industry. Aron Lieberman is a citizen of Canada, with an address of 55 Louvain Street West, Suite 200, Montreal, Quebec H2N 1A4 Canada. Aron Lieberman’s principal occupation is a business executive in the apparel industry.

(c) Except as described in this Schedule 13D, none of the Reporting Persons has engaged in any transactions in the Ordinary Shares during the past 60 days.

(d) Other than the Reporting Persons, except as set forth in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 3 and Item 4 is incorporated by reference herein.

ITEM 7.      MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 99.A.	Asset Purchase Agreement, dated November 16, 2010, by and among Intimes Nouvelle Seamless Inc. and Tefron Ltd.

Exhibit 99.B.	Share Purchase Agreement, dated November 16, 2010, by and among Tefron Ltd. and Litef Holdings Inc.

Exhibit 99.B(1)	Amendment to Share Purchase Agreement, dated November 23, 2010, by and among Tefron Ltd. and Litef Holdings Inc.

Exhibit 99.C.	Form of Warrant dated December 30, 2010 issued by the Issuer to each of Martin Lieberman and Ben Lieberman.

Exhibit 99.D.	Shareholders’ Agreement, dated December 29, 2010, by and among Intimes Nouvelle Seamless Inc., Litef Holdings Inc., Martin Lieberman, Ben Lieberman and Mivtach Shamir Holdings Ltd.

Exhibit 99.E.	Joint Filing Agreement, dated January 10, 2011, between Intimes Nouvelle Seamless Inc., Litef Holdings Inc., Martin Lieberman and Ben Lieberman.

CUSIP NO. M87482101	Page 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2011	/s/ Martin Lieberman
Martin Lieberman

/s/ Ben Lieberman
Ben Lieberman

INTIMES NOUVELLE SEAMLESS INC.

By: /s/ Aron Lieberman
Name: Aron Lieberman
Title: President

LITEF HOLDINGS INC.

By: /s/ Martin Lieberman
Name: Martin Lieberman
Title: President